SALEX HOLDING CORPORATION
                                 50 LASER COURT
                           HAUPPAUGE, NEW YORK 11788


                                        February 6, 1997

Ms. Nancy Bonham
Division of Corporation Finance
Mail Stop 7-02
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Ms. Bonham:

     This filing is an amendment to the Form 8-K filed on October 4, 1996 which reported the merger of the registrant with Salex and other events that occurred on September 19, 1996. This filing contains pro forma financial statements reflecting the effects of these transactions. As indicated in those pro forma financial statements, the registrant is accounting for the merger with Salex as a reverse acquisition in which Salex is the acquiror for accounting purposes. The Company's reasons for accounting for the transaction in this manner were communicated to the Commission's Staff in a letter dated December 6, 1996. Ms. Nancy Bonham of the Commission's Staff stated in a conversation with Mr. Jeffrey Lenz of BDO Seidman, LLP on January 15, 1997 that the Staff would not object to this accounting.

                                        Sincerely,

                                        SALEX HOLDING CORPORATION

                                        By: /s/ Salvatore Crimi
                                           -------------------------------------
                                           Salvatore Crimi

                           SYNERGISTIC HOLDING CORP.
                                 50 LASER COURT
                              HAUPPAUGE, NY 11788

December 9, 1996

Ms. Nancy Bonham
Division of Corporation Finance
Mail Stop 7-02
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Synergistic Holding Corp.
        File No. 33-75162

Dear Ms. Bonham:

As reported on Form 8-K filed on October 4, 1996, on September 19, 1996 Synergistic Holding Corp. ("Synergistic" or the "Company") completed a merger with Salex Holding Corporation ("Salex"). In telephone conferences on October 28 and 31, 1996, we discussed the merger transaction with you, and you indicated that the appropriate accounting for the merger would be to treat it as a step acquisition, whereby Synergistic was the acquirer of Salex.

Since that time, we have further analyzed the transaction. We now believe that generally accepted accounting principles require that the merger transaction be accounted for as a reverse acquisition of Synergistic by Salex. BDO Seidman, LLP, the independent certified public accountants for Salex, agree with this conclusion. Enclosed with this letter are copies of a letter from BDO Seidman dated December 3, 1996 outlining their views and the Stock Purchase Agreement and Agreement and Plan of Merger referred to in BDO Seidman's letter.

This letter is to provide the staff with the Company's rationale for concluding that Salex was the acquirer for accounting purposes. We ask the staff to indicate that it will not object to this accounting.

We appreciate the staff's consideration of this matter. If you would like further information or to discuss these matters, please feel free to contact Jeff Lenz of BDO Seidman at 312-616-4632 or me at 516-436-5000.

Sincerely,

SYNERGISTIC HOLDING CORP.

/s/ Salvatore Crimi
Salvatore Crimi
Chairman & Chief Executive Officer

SC/fd

Enclosures:
        Letter  from BDO   Seidman, LLP  dated December  3, 1996  Stock Purchase
        Agreement and Agreement and Plan of Merger

December 3, 1996



Mr. Sal Crimi:
Chief Executive Officer
Salex Holding Corporation
50 Laser Court
Hauppauge, NY 11788-3912

Dear Mr. Crimi

You have asked for our views on the appropriate application of generally accepted accounting principles to the transaction described below. This letter is being issued to you to assist you in evaluating the accounting for this transaction.

You have informed us that in telephone conferences with Ms. Nancy Bonham of the SEC staff on October 28 and 31, 1996, managment of Salex reviewed with Ms. Bonham certain information with respect to the hereinafter described transaction and that Ms. Bonham verbally indicated that the appropriate accounting for such transaction would be to treat it as a step acquisition, whereby Synergistic Holding Corporation ("Synergistic") was the acquirer of Salex Holding Corporation ("Salex"). In our judgment, however, based on the information hereinafter outlined, while the transaction that was originally contemplated may have been a step acquisition of Salex by Synergistic, the merger agreement that was later negotiated represents, in substance, a reverse acquisition of Synergistic by Salex.


Description of Transaction

The facts and circumstances relevant to the transaction, based on our reading of the related closing and other documents and other information as provided to us by the management of Synergistic, are as follows:

Salex, through its subsidiaries, provided automobile asset management services and manages, on a nationwide basis, the maintenance and repair of fleets of automobiles and small trucks which are owned, leased and operated by corporate customers.

In August 1995, Synergistic, a publicly held company, purchased 1,580,000 shares (representing a 20% common equity interest) of Salex directly from Salex for $1,500,000. At the time of this investment by Synergistic, no officer or stockholder of Synergistic has any affiliation with Salex. Under the terms of the purchase agreement, Synergistic was to purchase by November 15, 1995 additional Salex common stock from Mr. Sal Crimi, Salex' principal stockholder. This purchase was to bring Synergistic's ownership to 43% of Salex. This second stock purchase was not consummated.

In  January  1996,   Synergistic   purchased  an  additional   363,4000   shares
(representing a 4.6% common equity interest) of Salex directly from Mr. Crimi for $500,000.

In the spring of 1996, negotiations began among Synergistic, Salex and a placement agent, Redstone Securities, Inc. ("Redstone"), to raise additional capital for Salex via a private placement. In conjunction with this, a Stock Purchase Agreement and Agreement and Plan of Merger (the "Agreement") was executed by Synergistic and Salex in June 1996. The consideration to be exchanged was modified, and the Agreement was amended and restated on September 18, 1996. The closing of the merger of Synergistic and Salex was completed on September 19, 1996. In the merger, Synergistic was the legal acquirer.

Synergistic,  concurrent  with the merger  with  Salex,  sold its  broker/dealer subsidiary, Dickinson Holding Corp. ("Dickinson"), and an investment in Electronics Designs, Inc. ("EDIX") in exchange for 750,000 shares of Synergistic common stock and a nonrecourse note in the initial principal amount of $500,000 secured by 250,000 shares of Synergistic stock. The sale of Dickinson/EDIX was a condition of the Salex merger, and Salex never has any risks or rewards of ownership of Dickinson or EDIX. After these transactions, Synergistic's only material asset was its investment in Salex.

At the September 19, 1996 merger closing, Synergistic acquired from Mr. Crimi an additional portion of his Salex common stock for $2 million in notes payable to Mr. Crimi (who, along with his family partnership, owned about 47% of Salex' common stock prior to that transaction), and the remainder of Mr. Crimi's and the other Salex stockholders' stock for 4,003,165 shares of Synergistic common stock and 1,000 shares of Synergistic voting convertible preferred stock. This Synergistic preferred stock votes on an if-converted basis and automatically converts into 2,059,106 shares of Synergistic common stock as soon as the number of Synergistic common shares authorized is increased to a level sufficient to permit the conversion.

After giving effect to the Dickinson/EDIX sale, but prior to giving effect to the Salex merger transaction, Synergistic had 5,199,535 shares of common stock outstanding (including 250,000 shares which collateralize the note receivable arising out of the Dickinson/EDIX sale.). Thus, after the merger transaction, Synergistic had 9,202,700 common shares outstanding. Since the 1,000 shares of preferred stock vote on an if-converted basis, Mr. Crimi and the other former Salex stockholders controlled 6,062,271 of the total 11,261,806 outstanding voting interests, or 53.8% of the outstanding voting interests of Synergistic.

The Agreement provided for the former Salex stockholders to control the combined company on a fully diluted basis (as well as on the basis of the shares actually outstanding). Section 1.2.6.(c) of the Agreement states that the shares of Synergistic delivered upon closing represent 51.0% of the combined company on a fully diluted basis (before considering the dilutive effects of convertible preferred stock and common stock purchase warrants being offered by Salex in a private placement, as discussed further below). The Agreement acknowledged that Synergistic had certain options and warrants outstanding (Section 3.4.). These included outstanding options to purchase 172,300 shares pursuant to Synergistic's stock option plan and outstanding warrants to purchase 625,000 shares. In order to maintain the 51%/49% split of ownership of Synergistic in favor of the former Salex stockholders, Section 5.11.1.(c) of the Agreement provided for the grant at the closing of options to former Salex stockholders of the number of shares sufficient to maintain this ownership split. Consequently, options to acquire 179,333 shares were granted to former Salex stockholders simultaneous with the closing. After these events, the potentially dilutive securities outstanding were as follows:

Description                   Total Common        Common Shares Issuable to
                              Shares Issuable     Former Salex Stockholders

Options outstanding              172,300
under Synergistic stock
option plan prior to
merger (1)


Outstanding Synergistic          625,000
Common Stock Purchase
Warrants(2)


Additional option                179,333                   179,333
granted at date
of merger (3)


Total                            976,633                   179,333



(1)    Average exercise price $2.00 per share.

(2)    Exercise price $4.75 per share (but see further discussion below).

(3)    Exercise price $2.125 per share.

Note - The closing price of Synergistic's stock on September 18, 1996 was $2.125 per share.

Thus, on a fully diluted basis (before considering the effects of the additional issuances of potentially dilutive securities discussed below), after the events contemplated by Section 1.2.6.(c) of the Agreement Mr. Crimi and the other former Salex stockholders controlled 6,241,604 of the total 12,238,439 outstanding voting interests, or 51.0% of the outstanding voting interests of Synergistic.

The Agreement also acknowledged the impending grant and issuance of additional potentially dilutive securities.

Section 5.11.1.(d) of the Agreement provided for the grant to Mr. Crimi at closing of an option to purchase 500,000 shares of Synergistic common stock. The exercise price is $1.50 per share. However, the options become exercisable (beginning May 30, 1997) only if Synergistic's net income before taxes for the year ending April 30, 1997 equals or exceeds $2.7 million. We understand that management presently deems it remote that this threshold will be exceeded, although they deemed it reasonably possible at the time the option was negotiated.

In addition, various sections of the Agreement provided for the impending sale of securities by Salex in a private placement ("PPM"). Section 6.2.13. provided that receiving evidence that the sale would occur was a condition to be met before Salex would be obligated to complete the merger. Just prior to the September 19, 1996 merger closing, Salex received $650,000 in net proceeds from the sale of units (consisiting of shares of its class A (nonvoting) convertible preferred stock and warrants) pursuant to a PPM conducted through Redstone. Under the terms of the PPM, such convertible preferred stock and warrants would be exchanged for identical preferred stock and warrants of Synergistic upon closing of the contemplated merger. This class A Salex convertible preferred stock, unlike the Synergistic preferred stock issued in the merger, does not automatically convert. The class A Salex preferred stock pays an 8.5% dividend and is convertible at the option of the holder. The preferred stock sold was convertible into 611,765 shares of Salex stock at the time of the closing of the merger (based on the conversion formula and the $2.125 per share Synergistic stock price on September 18, 1996), and warrants to purchase 650,000 Salex shares at $3.50 per shares were sold.

The computations of voting interests on a fully-diluted basis discussed above do not reflect the exercise of the contingent options granted to Mr. Crimi or the conversion of the preferred stock or exercise of the warrants sold in the PPM. However, the investors in the PPM purchased securities of Salex - not securities
of Synergistic.    The offering memorandum clearly states that
the offering was made by Salex, that the sale by Synergistic of all of its operations was a condition of the merger, and that there was a risk of failure of the merger to take place. Therefore, the assumed exercise and conversion of these securities would result in a greater percentage of voting control by the former Salex stockholders on a fully diluted basis.

At the closing, pursuant to Sections 1.2.5, and 5.11.1.(a) of the Agreement, Mr. Crimi and four persons appointed by Mr. Crimi became members of Synergistic's seven member board of directors. In addition, former members of Salex' management became the sole officers of Synergistic and now manage Synergistic's day-to-day operations.

In its resolution in which it adopted and implemented many of the provisions of the Agreement, the board of directors of Synergistic (before it was reconstituted as discussed in the preceding paragraph) took an action not called for by the Agreement. It repriced Synergistic's outstanding warrants. The exercise price was reduced from $4.75 per share to $2.50 per share. The terms were further modified to provide that the holders of such warrants, upon their exercise, will receive an additional warrant to purchase one share of common stock of Synergistic at an exercise price of $3.50 per share ("Bonus Warrants"). Although these actions were not called for by the Agreement, we understand that they were discussed with Mr. Crimi during the process of finalizing the Agreement and that he consented to them. We understand that the purpose of these actions was not to protect the ability of the pre-merger Synergistic stockholders to control the combined company. Indeed, given the provisions of the Agreement (Sections 1.2.5. and 5.11.1.(a)) providing for control of the board of directors by Mr. Crimi, it appears that these actions would not have accomplished that purpose. Rather, we understand that the purpose of these actions was to encourage the holders of the Synergistic warrants to exercise them and thereby infuse capital into the combined company.

However, at closing the stockholder interests of the companies on a fully diluted basis could be viewed as follows:


                                                             Salex         Synergistic
Description                                      Total       Group           Group

Outstanding voting interests                  11,261,806   6,062,271       5,199,535

Potential issuances resulting from
exercise/conversion price):

Synergistic option ($2.00)                       172,300       -             172,300

Synergistic warrants ($2.50)                     625,000       -             625,000

Salex options ($2.125)                           179,333     179,333             -

Crimi contingent options ($1.50)                 500,000     500,000             -

PPM convertible preferred ($1.06 (a))            611,765     611,765             -

PPM warrants ($3.50)                             650,000     650,000             -

Bonus Warrants ($3.50)                           625,000       -             625,000

Total                                         14,625,204   8,003,369       6,621,835


(a) Assuming all of the proceeds from the sale of the units sold in the PPM are allocated to the preferred stock. If a portion of the proceeds was allocated to the warrants sold in the PPM, the conversion price would decrease from the amount shown above.

Thus, Mr. Crimi and the other former Salex stockholders would control more than 50% of the voting interests of the combined company on a fully diluted basis. This would also be the case if (a) the 500,000 shares issuable to Mr. Crimi but subject to a performance threshold were excluded or (b) the shares discussed in
(a) and the higher priced shares (i.e., those at $3.50) were excluded.

Subsequent to the closing, the combined company granted options to purchase an aggregate of 450,000 shares of common stock to Jefferey Dickson (the Company's president and formerly the president of Salex) and Richard Morgan (a consultant to Salex). Management believes that this transaction was a transaction of the combined company, and we agree with this view.

Appropriate Accounting Principles

Synergistic, whose only assets (after giving effect to the Dickinson/EDIX sale) consisted of the previously described note receivable arising out of the Dickinson/EDIX sales and its previously existing investment in Salex, might effectively be considered a public shell at the time of the merger.

The SEC believes that shells are not businesses and, therefore, that they cannot participate in business combinations. Accordingly, whenever a private operating company merges with a public shell (regardless of which group of shareholders controls the combined entity), for accounting purposes the SEC views the transaction as an equity transaction by the private operating company (i.e., a transaction in which the private operating company "sells" shares in exchange for the net assets of the public shell). The SEC requires that the net assets of the public shell be recorded at carryover basis. No goodwill arises on the transaction. Thus, if Synergistic is considered a public shell, then we believe the merger transaction should be accounted for as a recapitalization of Salex (stock split, change in par value, distribution of (voting, automatically converting) preferred stock, and treasury stock purchase (for debt)) followed by an issuance of common stock by Salex in exchange for treasury stock and Synergistic's note receivable.

If Synergistic is not considered a public shell, then the standards in APB Opinion No. 16 and the guidance in SEC Staff Accounting Bulletin ("SAB") Topic 2-A must be considered. While paragraph 70 of APB 16 states, "A corporation which distributes cash . . . to obtain the . . . stock of another company is clearly the acquirer," that portion of APB 16 does not apply to this transaction because of the stock issued by Synergistic in the merger transaction. Paragraph 70 of APB 16 also states, "The Board concludes that presumptive evidence of the acquiring corporation in the combinations effected by an exchange of stock is obtained by identifying the former common stockholder interests of a combining company which either retain or receive the larger portion of the voting rights in the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer." Furthermore, SAB Topic 2-A indicates that other factors to be considered in identifying the acquirer are, among others, the composition of the board of directors and management of the combined company and the relative assets, revenues and net earnings of each of the combining companies.

After the Salex/Synergistic merger transaction, the former Salex stockholders controlled 53.8% of the outstanding voting interests of the combined corporation. Thus, Synergistic did not acquire voting control of Salex. In addition, after considering issuances of potentially dilutive securities that took place before the companies merged, the Salex stockholders also controlled over 50% of the fully diluted voting interests of the combined corporation (after giving effect to potential dilution from outstanding options and warrants). In addition, Mr. Crimi and four persons appointed by Mr. Crimi became members of Synergistic's seven member board of directors, and the former members of Salex' management became the sole officers of Synergistic at the closing and now manage Synergistic's day-to-day operations. Further, Sales had significantly greater assets and revenues and earnings/loss from continuing operations than Synergistic (as a result of Synergistic's divestiture of its operations). Therefore, we believe that AB 16 and SAB Topic 2-A require that the merger be accounted for as an acquisition of Synergistic by Salex.

Thus, regardless of whether Synergistic is viewed as a shell, we belive that Sales should be viewed as the acquirer for accounting purposes.

Concluding Comments

The ultimate responsibility for the decision on the appropriate application of generally accepted accounting principles for a transaction rests with the preparers of financial statements. Our judgment on the appropriate application of generally accepted accounting principles for the transaction described above is based soley on the facts described in the related merger documents or otherwise provided to us, as described above.

Sincerely,

/s/BDO Seidman, LLP
BDO Seidman, LLP